Mail Stop 4561
Via U.S. Mail and Facsimile (864) 286-4241

May 4, 2009

Michael L. Baur
Chief Executive Officer
ScanSource, Inc.
6 Logue Court
Greenville, South Carolina 29615

      Re: ScanSource, Inc.
               Form 10-K for Fiscal Year Ended June 30, 2008
               Filed August 28, 2008
               File No. 000-26926

Dear Mr. Baur:

We have reviewed your response letter dated April 21, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 2, 2009

Annual Report on Form 10-K for fiscal year ended June 30, 2008

Part I

Item 1. Business, page 1

General

1. We note your response to comment 1 of our letter regarding the consideration you gave to providing the names of, and a description of the material terms of your relationships with, your ten largest vendors and clarifying whether you are substantially dependent on any of these relationships. We specifically note your statement that as a distribution company, your relationships with your vendors,

including the agreements with such vendors to constitute "significant confidential information." We have considered your response and we continue to believe that since your success is "highly dependent" on these vendor relationships (i.e., products for your ten largest vendors accounted for approximately 85% of net sales for fiscal 2008), information regarding these relationships is material to an investor. As such, we reiterate our position that you should provide the names of, and a description of any material vendor relationships that you might have. Your stated concern that the names of vendors may become outdated over time can be addressed by identifying the vendors as of a certain point in time, such as December 31, 2008. With respect to your statement that you are "currently not dependent on any one of these relationships," please help us to understand your position. For example, does each vendor constitute less than 10% of net sales? As you know, to the extent that you need to file any vendor agreement pursuant to Item 601(b)(10), you may seek confidential treatment of specific pricing or other confidential information pursuant to Rule 24b-2 of the Exchange Act.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

Please contact Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any questions.

Sincerely,

Barbara C. Jacobs
Assistant Director